Exhibit 23

Consent of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee
Des Moines, Iowa:

We consent to incorporation by reference in the Registration Statements (No. 33-2094 and No. 333-125675) on Form S-8 of Meredith Corporation of our report dated May 20, 2005, with respect to the statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule which appears in the December 31, 2004, Annual Report on Form 11-K of the Meredith Savings and Investment Plan.

/s/ KPMG LLP

Des Moines, Iowa
June 28, 2005